CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended

March 31, 2022 and 2021

(UNAUDITED)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income Statements

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Note	2022	2021
Sales	19	$182,329	$117,822
Cost of sales	20	118,827	66,511
Mine operating income		63,502	51,311

General and administration	21	16,922	8,576
Exploration and evaluation		502	212
Foreign exchange loss		2,970	2,398
Write off of mineral properties		2,124	-
Other expenses (income)		272	(247)
		22,790	10,939

Operating income		40,712	40,372

Interest and finance costs, net		(2,781)	(2,430)
Gain (loss) on derivatives		(4,176)	1,742
		(6,957)	(688)

Income before income taxes		33,755	39,684

Income taxes
Current income tax expense		11,863	13,979
Deferred income tax recovery		(5,084)	(697)
		6,779	13,282
Net income for the period		$26,976	$26,402

Net income attributable to:
Fortuna shareholders		$26,066	$26,402
Non-controlling interest	25	910	-
		$26,976	$26,402

Earnings per share	18
Basic		$0.09	$0.14
Diluted		$0.09	$0.14

Weighted average number of common shares outstanding (000's)
Basic		291,591	184,334
Diluted		294,546	195,154

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Note	2022	2021
Net income for the period		$26,976	$26,402

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax		(105)	(215)
Items that may in the future be reclassified to profit or loss:
Currency translation adjustment, net of $31 tax		(1,387)	-
Changes in fair value of hedging instruments, net of $nil tax		70	250
Total other comprehensive (loss) income for the period		(1,422)	35
Comprehensive income for the period		$25,554	$26,437

Comprehensive income attributable to:
Fortuna shareholders		24,644	26,437
Non-controlling interest	25	910	-
		$25,554	$26,437

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at	Note	March 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$110,365	$107,097
Trade and other receivables	5	86,551	76,487
Inventories	6	91,284	85,819
Other current assets	7	13,257	11,679
		301,457	281,082
NON-CURRENT ASSETS
Restricted cash		2,558	2,056
Mineral properties and property, plant and equipment	8	1,719,255	1,712,354
Other assets	9	37,119	26,430
Total assets		$2,060,389	$2,021,922

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	10	$119,361	$133,805
Income taxes payable		13,781	20,563
Current portion of lease obligations	12	10,329	10,523
Current portion of closure and reclamation provisions	15	2,089	1,882
		145,560	166,773
NON-CURRENT LIABILITIES
Debt	13	198,006	157,489
Deferred tax liabilities		186,493	191,668
Closure and reclamation provisions	15	53,907	54,230
Lease obligations	12	17,107	18,882
Other liabilities	14	3,171	3,310
Total liabilities		604,244	592,352

SHAREHOLDERS' EQUITY
Share capital	17	1,081,106	1,079,746
Reserves		27,024	28,785
Retained earnings		292,683	266,617
Equity attributable to Fortuna shareholders		1,400,813	1,375,148
Equity attributable to non-controlling interest	25	55,332	54,422
Total equity		1,456,145	1,429,570

Total liabilities and shareholders' equity		$2,060,389	$2,021,922

Contingencies and Capital Commitments (Note 26); Subsequent Events (Note 27)

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Note	2022	2021

Operating activities:
Net income for the period		$26,976	$26,402
Items not involving cash
Depletion and depreciation		38,505	19,187
Accretion expense		1,105	780
Income taxes		6,779	13,283
Interest expense, net		1,676	1,650
Share based payments expense (recovery), net of cash settlements		(740)	(4,462)
Write off of mineral properties		2,124	-
Unrealized foreign exchange loss		1,173	2,020
Unrealized loss (gain) on derivatives		3,575	(849)
Other		70	(303)
Closure and reclamation payments		(46)	(23)
Changes in working capital	24	(27,908)	(17,371)
Cash provided by operating activities		53,289	40,314
Income taxes paid		(20,087)	(19,648)
Interest paid		(354)	(64)
Interest received		394	537
Net cash provided by operating activities		33,242	21,139

Investing activities:
Restricted cash		(502)	-
Additions to mineral properties, plant and equipment		(64,992)	(16,335)
Proceeds from sale of assets		9	-
Recoveries of Lindero construction VAT		-	11,700
Cash used in investing activities		(65,485)	(4,635)

Financing activities:
Proceeds from credit facility	13	40,000	-
Payments of lease obligations		(3,231)	(2,439)
Cash provided by (used in) financing activities		36,769	(2,439)
Effect of exchange rate changes on cash and cash equivalents		(1,258)	(285)
Increase in cash and cash equivalents during the period		3,268	13,780
Cash and cash equivalents, beginning of the period		107,097	131,898
Cash and cash equivalents, end of the period		$110,365	$145,678

Cash and cash equivalents consist of:
Cash		$66,062	$41,499
Cash equivalents		44,303	104,179
Cash and cash equivalents, end of the period		$110,365	$145,678
Supplemental cash flow information (Note 24)

The accompanying notes are an integral part of these interim financial statements

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debentures	Foreign currency reserve	Retained earnings	Non-controlling interest	Total equity
Balance at January 1, 2022		291,529,330	$1,079,746	$27,435	$128	$(696)	$4,825	$(2,907)	$266,617	$54,422	$1,429,570
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	26,066	910	26,976
Other comprehensive loss for the period		-	-	-	70	(105)	-	(1,387)	-	-	(1,422)
Total comprehensive income for the period		-	-	-	70	(105)	-	(1,387)	26,066	910	25,554

Transactions with owners of the Company
Shares issued on vesting of share units		350,227	1,360	(1,360)	-	-	-	-	-	-	-
Share-based payments	16	-	-	1,021	-	-	-	-	-	-	1,021
		350,227	1,360	(339)	-	-	-	-	-	-	1,021

Balance at March 31, 2022		291,879,557	$1,081,106	$27,096	$198	$(801)	$4,825	$(4,294)	$292,683	$55,332	$1,456,145

Balance at January 1, 2021		184,195,727	$492,306	$20,086	$(878)	$(424)	$4,825	$1,115	$208,740	$-	$725,770
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	26,402	-	26,402
Other comprehensive income for the period		-	-	-	250	(215)	-	-	-	-	35
Total comprehensive income for the period		-	-	-	250	(215)	-	-	26,402	-	752,207

Transactions with owners of the Company
Shares issued on vesting of share units		927,198	3,943	(3,943)	-	-	-	-	-	-	-
Share-based payments	16	-	-	691	-	-	-	-	-	-	691
		927,198	3,943	(3,252)	-	-	-	-	-	-	691

Balance at March 31, 2021		185,122,925	$496,249	$16,834	$(628)	$(639)	$4,825	$1,115	$235,142	$-	$752,898

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Argentina, Burkina Faso, Mexico, Peru, and Côte d’Ivoire. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the underground Yaramoko mine (“Yaramoko”) in south western Burkina Faso, the underground San Jose silver and gold mine (“San Jose”) in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, and is developing the open pit Séguéla gold mine (“Séguéla”) in south western Côte d’Ivoire.

The Company’s common shares are listed on the New York Stock Exchange under the trading symbol FSM and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.   COVID-19 UNCERTAINTIES

In March 2020, the World Health Organization declared COVID-19 as a pandemic. In response to the pandemic, Governments implemented measures to curb the spread of COVID-19. Government mandated measures in Argentina, Mexico, and Peru included among others, the closure of international borders, the temporary suspension of all non-essential business, including mining and the declaration of mandatory quarantine periods.

During the three months ended March 31, 2022, there were no Government mandated suspensions of operations at any of our operations in Latin America and West Africa. However, operations in Latin America were affected by COVID-19 at the beginning of the year which resulted in reduced workforces and quarantine periods for those affected. The impact of COVID-19 was insignificant in West Africa.

Although COVID-19 decreased during the latter part of Q1 2022, health protocols are in place at each mine site for control, isolation and quarantine, as necessary, and these continue to be reviewed and adjusted accordingly based on the circumstances at each location. The Company’s focus is the health and safety of the workforce and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which the Company operates.

The Company’s operations and financial performance are dependent on it being able to operate at each of its mines and projects.  Given the fast-changing situation with respect to the COVID-19 pandemic, including further waves of the virus and the emergence of variant forms of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company’s operations and its business. Outbreaks of COVID-19 in areas where the Company operates or restrictive directives of government and public health authorities could cause delays or disruptions in the Company’s supply chain, restrict access to its mine sites, restrict its ability to transport and ship gold doré and/or metal concentrates, restrict access to processing and refinery facilities, or impediments to market logistics. Suspensions of operations or curtailment of commissioning activities at the Company’s mines remains a significant risk to its business and operations.

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

3.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, which includes information necessary for understanding the Company’s business and financial presentation.

The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

On May 11, 2022, the Company's Board of Directors approved these interim financial statements for issuance.

Basis of Measurement

These interim financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 23) at the end of each reporting period.

Adoption of new accounting standards

The Company adopted various amendments to IFRSs, which were effective for accounting periods beginning on or after January 1, 2022. The impact of adoption was not significant to the Company's interim financial statements.

4.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three months ended March 31, 2022, the Company applied the critical estimates, and judgements as disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2021.

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

5.   TRADE AND OTHER RECEIVABLES

As at	March 31, 2022	December 31, 2021
Trade receivables from doré and concentrate sales	$33,339	$25,718
Advances and other receivables	4,979	4,424
Value added taxes recoverable - operations	48,233	46,345
Trade and other receivables	$86,551	$76,487

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré  sales contracts with its customers. No amounts were past due as at March 31, 2022 and December 31, 2021.

6.   INVENTORIES

As at	Note	March 31, 2022	December 31, 2021
Concentrate stockpiles		$3,193	$1,711
Doré bars		2,830	3,456
Leach pad and gold-in-circuit		31,780	30,321
Ore stockpiles		51,189	39,292
Materials and supplies		33,635	31,437
Total inventories		$122,627	$106,217
Less: non-current portion	9	(31,343)	(20,398)
Current inventories		$91,284	$85,819

During the three months ended March 31, 2022, the Company expensed $106.1 million (March 31, 2021 – $60.1 million) of inventories to cost of sales.

7.   OTHER CURRENT ASSETS

As at	March 31, 2022	December 31, 2021
Derivatives	$2,620	$1,490
Prepaid expenses	6,924	8,060
Investments in equity securities	337	416
Income tax recoverable	3,376	1,713
Other current assets	$13,257	$11,679

Investments in equity securities are classified as fair value through other comprehensive income, and any changes in the fair value of the investments are recorded in Other Comprehensive Income.

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

8.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance at December 31, 2021	$758,112	$766,796	$10,626	$675,486	$2,211,020
Additions	14,496	32,694	4,581	5,095	56,866
Changes in closure and reclamation provision	(687)	-	-	(52)	(739)
Disposals	-	(2,124)	-	(1,731)	(3,855)
Transfers	-	-	(1,802)	1,802	-
Balance at March 31, 2022	$771,921	$797,366	$13,405	$680,600	$2,263,292
ACCUMULATED DEPLETION
Balance at December 31, 2021	$275,460	$-	$-	$223,206	$498,666
Disposals	-	-	-	(834)	(834)
Depletion and depreciation	25,882	-	-	20,322	46,204
Balance at March 31, 2022	$301,342	$-	$-	$242,695	$544,037
Net Book Value at March 31, 2022	$470,579	$797,366	$13,405	$437,905	$1,719,255

During the three months ended March 31, 2022, the Company capitalized $0.4 million of interest related to the contruction of the Séguéla Mine.

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance at December 31, 2020	$327,414	$250,145	$188,960	$378,754	$1,145,273
Acquisiton of Roxgold	112,499	697,537	15,047	70,453	895,536
Additions	54,882	59,600	34,210	23,433	172,125
Changes in closure and reclamation provision	2,262	1,552	-	(85)	3,729
Disposals	-	-	-	(5,643)	(5,643)
Transfers	261,055	(242,038)	(227,591)	208,574	-
Balance at December 31, 2021	$758,112	$766,796	$10,626	$675,486	$2,211,020
ACCUMULATED DEPLETION
Balance at December 31, 2020	$191,842	$-	$-	$162,304	$354,146
Disposals	-	-	-	(4,319)	(4,319)
Depletion and depreciation	83,618	-	-	65,221	148,839
Balance at December 31, 2021	$275,460	$-	$-	$223,206	$498,666
Net Book Value at December 31, 2021	$482,652	$766,796	$10,626	$452,280	$1,712,354

Non-depletable mineral properties include $23.8 million of exploration and evaluation assets (December 31, 2021 - $22.0 million).

9.   OTHER ASSETS

As at	Note	March 31, 2022	December 31, 2021
Ore stockpiles	6	$31,343	$20,398
Value added tax recoverable		3,527	3,426
Income tax recoverable	26(d)	1,173	1,087
Other long-term assets		1,076	1,519
Total other assets		$37,119	$26,430

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

10.   TRADE AND OTHER PAYABLES

As at	Note	March 31, 2022	December 31, 2021
Trade accounts payable		$72,900	$82,533
Payroll and related payables		21,176	23,311
Mining royalty payable		1,841	2,416
Other payables		7,494	12,161
Derivative liabilities		7,640	3,077
Share units payable	16(a)(b)(c)	8,310	10,307
Total trade and other payables		$119,361	$133,805

11.   RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these interim financial statements, the Company entered into the following related party transactions during the three months ended March 31, 2022, and 2021:

(a)    Purchase of Goods and Services

During the three months ended March 31, 2022, the Company was charged $nil (three months ended March 31, 2021: $5 thousand) for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s former Chairman, is a director.

As at March 31, 2022, the Company had $nil outstanding balances payable to Gold Group Management Inc.  Amounts due to related parties are due on demand and are unsecured.

(b)    Key Management Personnel

During the three months ended March 31, 2022 and 2021, the Company was charged for consulting services by Mario Szotlender, a director of the Company and by Mill Street Services Ltd., a company of which Mr. Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Mr. Ridgway resigned as director and Chairman of the Board, and costs associated incurred with Mill Street Services Ltd. are no longer reported as related party transactions. Amounts paid to key management personnel were as follows:

	Three months ended March 31,
	2022	2021
Salaries and benefits	$3,259	$1,897
Directors fees	302	158
Consulting fees	18	24
Share-based payments	6,498	(384)
	$10,077	$1,695

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

12.   LEASE OBLIGATIONS

	Minimum lease payments
As at	March 31, 2022	December 31, 2021
Less than one year	$11,630	$12,292
Between one and five years	9,794	13,380
More than five years	17,641	15,983
	39,065	41,655
Less: future finance charges	(11,629)	(12,250)
Present value of minimum lease payments	27,436	29,405
Less: current portion	(10,329)	(10,523)
Non-current portion	$17,107	$18,882

13.   DEBT

The following table summarizes the changes in debt:

	Credit Facility	Convertible debentures	Total
Balance at December 31, 2020	$119,850	38,766	$158,616
Transaction costs	(3,036)	-	(3,036)
Acquisition of Roxgold	31,711	-	31,711
Amortization of discount	242	1,641	1,883
Extinguishment of debt	603	-	603
Payments	(32,288)	-	(32,288)
Balance at December 31, 2021	117,082	40,407	157,489
Drawdown	40,000	-	40,000
Amortization of discount	149	368	517
Balance at March 31, 2022	$157,231	$40,775	$198,006
Non-current portion	$157,231	$40,775	$198,006

During the three months ended March 31, 2022, the Company drew down $40.0 million from its Credit Facility. As at March 31, 2022, the Company was in compliance with all of the covenants under the Credit Facility.

14.   OTHER LIABILITIES

As at	Note	March 31, 2022	December 31, 2021
Restricted share units	16(b)	$1,736	$1,437
Other non-current liabilities		1,435	1,873
		$3,171	$3,310

Page | 11

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

15.   CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Project	Total
Balance at December 31, 2021	$14,898	$7,128	$19,639	$12,895	$1,552	$56,112
Changes in estimate	(271)	(532)	64	-	-	(739)
Reclamation expenditures	(17)	(29)	-	-	-	(46)
Accretion	147	148	95	66	-	456
Effect of changes in foreign exchange rates	-	213	-	-	-	213
Balance at March 31, 2022	14,757	6,928	19,798	12,961	1,552	55,996
Less: Current portion	(1,426)	(663)	-	-	-	(2,089)
Non-current portion	$13,331	$6,265	$19,798	$12,961	$1,552	$53,907

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Yaramoko Mine	Séguéla Project	Total
Balance at December 31, 2020	$14,761	$5,905	$19,684	$-	$-	$40,350
Acquisition of Roxgold	-	-	-	11,122	-	11,122
Changes in estimate	(152)	1,142	(422)	1,609	1,552	3,729
Reclamation expenditures	(180)	(173)	-	-	-	(353)
Accretion	469	439	377	164	-	1,449
Effect of changes in foreign exchange rates	-	(185)	-	-	-	(185)
Balance at December 31, 2021	14,898	7,128	19,639	12,895	1,552	56,112
Less: Current portion	(1,230)	(652)	-	-	-	(1,882)
Non-current portion	$13,668	$6,476	$19,639	$12,895	$1,552	$54,230

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Project	Total
Undiscounted uninflated estimated cash flow	$14,757	$8,077	$19,880	$12,634	$1,489	$56,837
Discount rate	4.07%	5.02%	5.80%	2.08%	2.08%
Inflation rate	2.30%	8.27%	2.59%	2.60%	2.50%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

16.   SHARE BASED PAYMENTS

During the three months ended March 31, 2022, the Company recognized share-based payments of $3.5 million (three months ended March 31, 2021 - $0.4 million recovery) related to the amortization of deferred, restricted and performance share units and $0.1 million (three months ended March 31, 2021 – $nil) related to amortization of stock options.

Page | 12

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(a)	Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2020	1,124,519	$9,239
Granted	55,245	347
Units paid out in cash	(374,709)	(3,436)
Changes in fair value	-	(3,013)
Outstanding, December 31, 2021	805,055	3,137
Granted	106,560	416
Changes in fair value	-	(52)
Outstanding, March 31, 2022	911,615	$3,501

(b)	Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2020	1,367,490	$5,392	1,533,366
Granted	677,250	4,111	-
Units paid out in cash	(618,357)	(2,484)	-
Assumed on acquisition	328,254	1,590	1,091,395
Vested and paid out in shares	-	-	(655,267)
Transferred from equity to cash settled	260,444	-	(260,444)
Forfeited or cancelled	(155,942)	(54)	(64,589)
Changes in fair value and vesting	-	(3,052)	-
Outstanding, December 31, 2021	1,859,139	5,503	1,644,461
Granted	1,348,538	5,264	-
Units paid out in cash	(281,184)	(2,371)	-
Vested and paid out in shares	-	-	(262,671)
Transferred from equity to cash settled	26,196	100	(26,196)
Changes in fair value and vesting	-	(3,824)	-
Outstanding, March 31, 2022	2,952,689	4,672	1,355,594
Less: current portion		(2,936)
Non-current portion		$1,736

Page | 13

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)    Performance Share Units

	Cash Settled		Equity Settled
	Number of PSUs	Fair Value	Number of PSUs
Outstanding, December 31, 2020	-	$-	839,170
Assumed on acquisition	515,008	2,390	508,688
Granted	-	-	1,196,012
Forfeited or cancelled	-	-	(206,798)
Vested and paid out in shares	-	-	(491,185)
Changes in fair value and vesting	-	714	-
Outstanding, December 31, 2021	515,008	3,104	1,845,887
Granted	-	-	824,768
Forfeited or cancelled	-	-	(87,558)
Units paid out in cash	(425,956)	(1,959)	-
Transferred from equity to cash settled	168,452	569	(168,452)
Vested and paid out in shares	-	-	(87,556)
Change in fair value and vesting	-	159	-
Outstanding, March 31, 2022	257,504	$1,873	2,327,089

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at March 31, 2022, a total of 1,936,586 stock options are available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2020	1,054,570	$6.28
Exercised	(68,927)	4.99
Assumed on acquisition	405,240	3.77
Expired unexercised	(141,500)	3.22
Outstanding, December 31, 2021	1,249,383	5.88
Expired unexercised	(108,090)	5.30
Outstanding, March 31, 2022	1,141,293	$5.94
Vested and exercisable, December 31, 2021	1,249,383	$5.88
Vested and exercisable, March 31, 2022	1,141,293	$5.94

17.   SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

Page | 14

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

18.    EARNINGS PER SHARE

	Three months ended March 31,
	2022	2021
Basic:
Net income for the period attributable to Fortuna shareholders	$26,066	$26,402
Weighted average number of shares (000's)	291,591	184,334
Earnings per share - basic	$0.09	$0.14

	Three months ended March 31,
	2022	2021
Diluted:
Net income for the period attributable to Fortuna shareholders	$26,066	$26,402
Add: finance costs on convertible debt, net of $nil tax	-	916
Diluted net income for the period	$26,066	$27,318

Weighted average number of shares (000's)	291,591	184,334
Incremental shares from dilutive potential shares	2,955	10,820
Weighted average diluted number of shares (000's)	294,546	195,154
Earnings per share - diluted	$0.09	$0.14

During the three months ended March 31, 2022, 1,013,943 out of the money options and 9,188,000 potential shares issuable on conversion of the debentures were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive (March 31, 2021 – nil and nil, respectively).

19.   SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Three months ended March 31, 2022
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$44,254	$-	$-	$44,254
Silver-lead concentrates	14,274	-	-	-	14,274
Zinc concentrates	12,346	-	-	-	12,346
Gold doré	-	-	54,416	55,443	109,859
Provisional pricing adjustments	195	1,670	(269)	-	1,596
Sales to external customers	$26,815	$45,924	$54,147	$55,443	$182,329

	Three months ended March 31, 2021
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$57,989	$-	$-	$57,989
Silver-lead concentrates	14,942	-	-	-	14,942
Zinc concentrates	10,517	-	-	-	10,517
Gold doré	-	-	36,934	-	36,934
Provisional pricing adjustments	(356)	(2,660)	456	-	(2,560)
Sales to external customers	$25,103	$55,329	$37,390	$-	$117,822

Page | 15

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Three months ended March 31,
	2022	2021
Customer 1	$55,444	$55,329
Customer 2	54,147	37,390
Customer 3	26,815	25,103
Customer 4	23,026	-
Customer 5	14,399	-
Customer 6	8,498	-
	$182,329	$117,822

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

During the three months ended March 31, 2022,  the Company recognized $0.7 million of realized loss on settlement of forward sale and collar contracts, and $3.5 million of unrealized loss, from changes in the fair value of the open positions (three months ended March 31, 2021 – $0.9 million realized and $0.9 million unrealized, respectively).

20.   COST OF SALES

	Three months ended March 31,
	2022	2021
Direct mining costs	$59,569	$35,092
Salaries and benefits	10,762	7,069
Workers' participation	1,340	2,349
Depletion and depreciation	38,177	17,910
Royalties and other taxes	8,980	4,171
Impairment (recovery) of inventories	(1)	(80)
Cost of Sales	$118,827	$66,511

For the three months ended March 31, 2022, depletion and depreciation includes $2.2 million (three months ended March 31, 2021 - $0.9 million) of depreciation relating to right-of-use assets.

21.   GENERAL AND ADMINISTRATION

	Three months ended March 31,
	2022	2021
General and administration	$13,044	$8,483
Workers' participation	262	534
	13,306	9,017
Share-based payments	3,616	(441)
General and Administration	$16,922	$8,576

22.   SEGMENTED INFORMATION

The following summary describes the operations of each reportable segment:

●	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine
●	Roxgold SANU S.A. (“Sanu”) – operates the Yaramoko gold mine
●	Roxgold SANGO S.A. (“Sango”) – construction of the Séguéla mine
●	Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) – operates the San Jose silver-gold mine
●	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead and zinc mine
●	Corporate – corporate stewardship

Page | 16

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Three months ended March 31, 2022
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$54,147	$55,443	$-	$45,924	$26,815	$-	$182,329
Cost of sales before depreciation and depletion	(23,170)	(24,014)	-	(20,612)	(12,854)	-	(80,650)
Depreciation and depletion in cost of sales	(12,697)	(14,027)	-	(8,287)	(3,166)	-	(38,177)
General and administration	(1,938)	(410)	(77)	(1,881)	(1,198)	(11,418)	(16,922)
Other (expenses) income	(635)	(734)	(719)	(3,583)	(501)	304	(5,868)
Finance items	(212)	(263)	(169)	(524)	(5,442)	(347)	(6,957)
Segment income (loss) before taxes	15,495	15,995	(965)	11,037	3,654	(11,461)	33,755
Income taxes	219	(3,429)	405	(2,965)	1,026	(2,035)	(6,779)
Segment income (loss) after taxes	$15,714	$12,566	$(560)	$8,072	$4,680	$(13,496)	$26,976

	Three months ended March 31, 2021
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$37,390	$-	$-	$55,329	$25,103	$-	$117,822
Cost of sales before depreciation and depletion	(15,943)	-	-	(21,102)	(11,556)	-	(48,601)
Depreciation and depletion in cost of sales	(6,245)	-	-	(7,604)	(4,061)	-	(17,910)
General and administration	(1,179)	-	-	(2,184)	(1,428)	(3,785)	(8,576)
Other (expenses) income	(2,278)	-	-	31	97	(213)	(2,363)
Finance items	(228)	-	-	736	(41)	(1,155)	(688)
Segment income (loss) before taxes	11,517	-	-	25,206	8,114	(5,153)	39,684
Income taxes	(781)			(8,786)	(3,038)	(677)	(13,282)
Segment income (loss) after taxes	$10,736	$-	$-	$16,420	$5,076	$(5,830)	$26,402

As at March 31, 2022	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$611,159	$279,111	$781,830	$239,885	$130,669	$17,735	$2,060,389
Total liabilities	$49,278	$62,541	$175,065	$40,704	$52,964	$223,692	$604,244
Capital expenditures[1]	$3,340	$12,890	$30,181	$7,358	$3,097	$-	$56,866
[1] Capital expenditures are on an accrual basis for the three months ended March 31, 2022

As at December 31, 2021	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$613,584	$249,153	$760,220	$239,448	$128,012	$31,505	$2,021,922
Total liabilities	$51,544	$67,229	$186,981	$48,094	$54,863	$183,641	$592,352
Capital expenditures[1]	$40,845	$22,856	$56,614	$26,962	$24,848	$-	$172,125
[1] Capital expenditures are on an accrual basis for the year ended December 31, 2021

23.   FAIR VALUE MEASUREMENTS

During the three months ended March 31, 2022, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 17

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
March 31, 2022	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$416	$-	$-	$416	$416	$-	$-	$-
Trade receivables concentrate sales	-	31,872	-	31,872	-	31,872	-	-
Fuel hedge contracts asset	-	2,620	-	2,620	-	2,620	-	-
	$416	$34,492	$-	$34,908	$416	$34,492	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$110,365	$110,365	$-	$-	$-	$110,365
Trade receivables doré sales	-	-	1,467	1,467	-	-	-	1,467
Other receivables	-	-	4,979	4,979	-	-	-	4,979
	$-	$-	$116,811	$116,811	$-	$-	$-	$116,811

Financial liabilities measured at Fair Value
Metal forward sale and collar contracts liability	-	(6,688)	-	(6,688)	-	(6,688)	-	-
Foreign exchange forward contracts liability	-	(952)	-	(952)	-	(952)	-	-
	$-	$(7,640)	$-	$(7,640)	$-	$(7,640)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(72,900)	$(72,900)	$-	$-	$-	$(72,900)
Payroll payable	-	-	(21,176)	(21,176)	-	-	-	(21,176)
Credit facilities	-	-	(157,231)	(157,231)	-	(160,000)	-	-
Convertible debentures	-	-	(40,775)	(40,775)	-	(54,280)	-	-
Other payables	-	-	(37,260)	(37,260)	-	-	-	(37,260)
	$-	$-	$(329,342)	$(329,342)	$-	$(214,280)	$-	$(131,336)

Page | 18

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
December 31, 2021	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$496	$-	$-	$496	$496	$-	$-	$-
Trade receivales concentrate sales	-	23,298	-	23,298	-	23,298	-	-
Fuel hedge contracts asset	-	1,619	-	1,619	-	1,619	-	-
	$496	$24,917	$-	$25,413	$496	$24,917	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$107,097	$107,097	$-	$-	$-	$107,097
Trade receivables doré sales	-	-	2,420	2,420	-	-	-	2,420
Other receivables	-	-	4,424	4,424	-	-	-	4,424
	$-	$-	$113,941	$113,941	$-	$-	$-	$113,941

Financial liabilities measured at Fair Value
Interest rate swap liability	$(78)	$-	$-	$(78)	$-	$(78)	$-	$-
Metal forward sales contracts liability	-	(2,547)	-	(2,547)	-	(2,547)	-	-
Fuel forward contracts liability	-	(508)	-	(508)	-	(508)	-	-
	$(78)	$(3,055)	$-	$(3,133)	$-	$(3,133)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(80,925)	$(80,925)	$-	$-	$-	$(80,925)
Payroll payable	-	-	(23,311)	(23,311)	-	-	-	(23,311)
Credit facilities	-	-	(117,052)	(117,052)	-	(120,000)	-	-
Convertible debentures	-	-	(40,407)	(40,407)	-	(50,614)	-	-
Other payables	-	-	(44,427)	(44,427)	-	-	-	(44,427)
	$-	$-	$(306,122)	$(306,122)	$-	$(170,614)	$-	$(148,663)

Page | 19

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

24.   SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three months ended March 31, 2022 and 2021 are as follows:

	Three months ended March 31,
	2022	2021
Trade and other receivables	$(10,311)	$(16,234)
Prepaid expenses	1,054	(2,980)
Inventories	(9,357)	(3,132)
Trade and other payables	(9,293)	4,975
Total changes in working capital	$(27,907)	$(17,371)

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the years as set out below are as follows:

	Bank loan	Convertible debentures	Lease obligations
As at December 31, 2020	$119,850	$38,766	$19,497
Additions	-	-	7,397
Terminations	-	-	(1,203)
Acquisition of Roxgold	31,711	-	13,597
Interest	845	1,641	2,336
Payments	(32,288)	-	(11,928)
Transaction costs	(3,036)	-	-
Foreign exchange	-	-	(291)
As at December 31, 2021	117,082	40,407	29,405
Additions	40,000	-	698
Terminations	-	-	(436)
Interest	149	368	683
Payments	-	-	(3,231)
Foreign exchange	-	-	317
As at March 31, 2022	$157,231	$40,775	$27,436

The significant non-cash financing and investing transactions during the three months ended March 31, 2022 and 2021  are as follows:

	Three months ended March 31,
	2022	2021
Mineral properties, plant and equipment changes in closure and reclamation provision	$739	$(3,287)
Additions to right of use assets	$(813)	$(1,168)
Share units allocated to share capital upon settlement	$1,360	$3,943

Page | 20

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

25.    NON-CONTROLLING INTEREST

As at March 31, 2022, the non-controlling interest (“NCI”) of the Government of Burkina Faso, which represents a 10% interest in Roxgold SANU S.A. totalled $13.2 million. The income attributable to the NCI for the three months ended March 31, 2022, totalling $1.1 million is based on the net income for Yaramoko.

As at March 31, 2022, the NCI of the Government of Côte d’Ivoire, which represents a 10% interest in Roxgold Sango S.A. totalled $42.2 million. The loss attributable to the NCI for the three months ended March 31, 2022, totalling $0.2 million is based on the net loss for Séguéla.

26.   CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma mine closure plan, as amended, that was in effect in January 2021, included total undiscounted closure costs of $11.4 million, which consisted of progressive closure activities of $3.5 million, final closure activities of $7.2 million, and post closure activities of $0.8 million pursuant to the terms of the Mine Closing Law.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. In 2022, the Company provided a bank letter of guarantee of $10.8 million to the Peruvian Government in respect of such closure costs and taxes.

(b)    San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $1.2 million to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2020 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023, June 15, 2022, and September 17, 2022, respectively.

(c)    Other Commitments

As at March 31, 2022, the Company had capital commitments of $3.1 million and $1.5 million for civil work, equipment purchases and other services at the Lindero and San Jose Mines, respectively, which are expected to be expended within one year.

As of March 31, 2022, the Company had capital commitments of $52.5 million for the construction of the Séguéla Mine, with $47.3 million expected to be expended within one year.

The Company entered into an agreement with a service provider wherein if the Company terminates the agreement prior to the end of its term, the Company would be required to make an early termination payment, which is reduced monthly over 30 months, and in certain circumstances, could be required to make other payments that will be negotiated between the Company and the service provider. If the Company had terminated the agreement at March 31, 2022 it would have been subject to an early termination payment of $5.9 million.

Page | 21

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(d)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognised tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognised related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

Peru

The Company was assessed $1.2 million (4.3 million Peruvian soles), including interest and penalties of $0.6 million (2.4 million Peruvian soles), for the 2010 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments.  The Company has applied to the Peruvian tax court to appeal the assessment.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at March 31, 2022, the Company has recorded the amount paid of $1.2 million (4.3 million Peruvian soles) in other long-term assets, as the Company believes it is probable that the appeal will be successful (Note 9).

(e)    Other Contingencies

The Company is subject to various investigations and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date these interim financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

27.   SUBSEQUENT EVENTS

On April 28, 2022, the Company announced the acceptance by the Toronto Stock Exchange (the "TSX") of Fortuna's notice to commence a normal course issuer bid (the "NCIB") to purchase up to five percent of its outstanding common shares. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems, commencing on May 2, 2022 and expiring on the earlier of May 1, 2023 and the date on which the Company has acquired the maximum number of common shares allowable under the NCIB or the date on which the Company otherwise decides not to make any further repurchases under the NCIB. Pursuant to the NCIB, the Company is permitted to repurchase up to 14,608,820 common shares, being five percent of its outstanding 292,176,418 common shares as at April 27, 2022. Common shares purchased under the NCIB will be cancelled.

On May 5, 2022, the Company drew down $20.0 million from the credit facility bringing the total amount drawn to  $180.0 million of the available $200.0 million.

Page | 22